200 Peach Street (71730) P O Box 7000 El Dorado, AR 71731-7000 (870) 862-6411 FAX (870) 864-6371 September 24, 2012

Securities and Exchange Commission

Mr. Karl Hiller, Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Murphy Oil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 1-08590

Dear Mr. Hiller:

This letter is Murphy Oil Corporation’s response to your staff comment letter dated September 7, 2012. For ease of review, the staff comments from that letter are included below in bold text, which are then followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2011

Business, page 1

Exhibit 13 – Annual Report to Security Holders (incorporated by reference)

Exploration and Production Statistical Summary, page 5

1.	We note that you have combined amounts pertaining to crude oil and natural gas liquids in disclosing production quantities and average sales prices on page 5 of Exhibit 13; also in disclosing reserve information on pages 8 and F-48 of the Form 10-K. Please explain how you determined that the requirements of Item 1204 of Regulation S-K, to disclose production and prices by final product sold, of oil, gas, and other products, also the requirements of FASB ASC 932-235-50-4, to separately disclose reserves of natural gas liquids if significant, did not preclude these combined presentations. As part of response, submit details of the production and sale quantities of natural gas liquids and their impact on revenues by geographic location for all periods; also a schedule showing the information on page F-48 for crude oil and natural gas liquids separately.

Securities and Exchange Commission

Karl Hiller, Branch Chief

Division of Corporation Finance

September 24, 2012

Murphy Oil has concluded that total production and sales volumes of natural gas liquids (NGLs), as well as revenues and proved reserves of NGLs, are all immaterial in relation to the Company’s total oil metrics. Over the last five years, NGLs production has averaged 0.4% of total oil production from continuing operations. Murphy sells the vast majority of its natural gas in an unprocessed, wet state, and therefore, the Company realizes the value of the higher BTU content of the wet gas in its realized natural gas price. The Company sells relatively small quantities of NGLs in the market. Murphy carries no NGLs in its proved oil reserves table at each year-end. As requested, see the Attachment for total NGLs production volumes, sales volumes and proved reserves. Also, in the Attachment are splits between crude oil and condensate and NGLs revenue. Murphy will continue to monitor its NGLs production and sales volumes and if these become significant to overall oil volumes, the Company will separately disclose these amounts in future filings.

In connection herewith, Murphy Oil Corporation acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter will satisfy your request for further information. Please direct any further inquiries to my attention.

Sincerely,

/s/ Kevin G. Fitzgerald
Kevin G. Fitzgerald
Executive Vice President and Chief Financial Officer

JWE/rs

Attachments

c:	John Cannarella, Staff Accountant – SEC

Kimberly Calder, Assistant Chief Accountant – SEC

ATTACHMENT

EXPLORATION AND PRODUCTION STATISTICAL SUMMARY

	2011	2010	2009	2008	2007	2006	2005
Net crude oil and condensate production – barrels per day
United States	17,139	20,109	17,051	10,667	12,989	20,983	25,777
Canada – light	32	—	—	41	28	110	160
heavy	7,264	5,988	6,813	8,484	11,524	12,613	11,806
offshore	9,204	11,497	12,357	16,826	18,871	14,896	23,124
synthetic	13,498	13,273	12,855	12,546	12,948	11,701	10,593
Malaysia	47,342	66,897	76,322	57,403	20,367	11,298	13,503
United Kingdom	2,407	3,261	3,341	4,837	5,255	7,095	7,955
Republic of the Congo	4,989	5,820	1,743	—	—	—	—
Net natural gas liquids production – barrels per day
United States	9	5	2	1	—	129	120
Canada	51	43	18	5	568	333	403
Malaysia	1,209	—	—	—	—	—	—
United Kingdom	16	34	20	32	26	51	37

Continuing operations	103,160	126,927	130,522	110,842	82,576	79,209	93,478
Discontinued operations	—	—	1,317	7,412	8,946	8,608	7,871

Total liquids produced	103,160	126,927	131,839	118,254	91,522	87,817	101,349

Net crude oil and condensate sold – barrels per day
United States	17,139	20,109	17,051	10,667	12,989	20,983	25,777
Canada – light	32	—	—	41	28	110	160
heavy	7,264	5,988	6,813	8,484	11,524	12,613	11,806
offshore	9,079	11,343	12,455	16,690	18,839	15,360	22,443
synthetic	13,498	13,273	12,855	12,546	12,948	11,701	10,593
Malaysia	47,817	68,975	72,575	61,907	16,018	11,986	13,818
United Kingdom	2,242	4,177	2,445	5,691	5,105	6,678	8,247
Republic of the Congo	3,959	5,428	973	—	—	—	—
Net natural gas liquids sold – barrels per day
United States	9	5	2	1	—	129	120
Canada	51	43	18	5	568	333	403
Malaysia	275	—	—	—	—	—	—
United Kingdom	57	—	—	48	113	—	56

Continuing operations	101,422	129,341	125,187	116,080	78,132	79,893	93,423
Discontinued operations	—	—	1,162	7,774	9,470	10,349	9,821

Total liquids sold	101,422	129,341	126,349	123,854	87,602	90,242	103,244

Weighted average sales prices
Crude oil and condensate – dollars per barrel
United States	$103.92	76.31	60.08	95.74	65.57	57.30	47.48
Canada – light	87.28	—	—	70.77	50.98	58.26	52.47
heavy	57.00	49.89	40.45	59.05	32.84	25.87	21.30
offshore	110.02	76.87	58.19	96.69	69.83	62.55	51.37
synthetic	102.94	77.90	61.49	100.10	74.35	63.23	58.12
Malaysia	90.05	60.97	55.51	87.83	74.58	51.78	46.16
United Kingdom	111.29	77.95	61.31	90.48	68.38	64.30	52.83
Natural gas liquids – dollars per barrel
United States	47.52	23.17	4.11	41.80	—	43.34	35.09
Canada	98.67	75.48	64.24	67.11	56.24	48.00	40.90
Malaysia	105.59	—	—	—	—	—	—
United Kingdom	64.98	—	—	53.02	50.43	—	34.77

ATTACHMENT (CONTD.)

Summary of Proved Crude Oil and Condensate Reserves Based on Year-End Prices for 2008 and Average Prices for 2009 - 2011

									Republic
		Total –		United				United	of the
	Total	by product		States	Canada		Malaysia	Kingdom	Congo	Ecuador
(Millions of barrels)	Oil	Oil	Synthetic Oil	Oil	Oil	Synthetic Oil	Oil	Oil	Oil	Oil
Proved developed and undeveloped crude oil and condensate reserves:
December 31, 2008	173.6	173.6	0.0	26.8	24.3	0.0	100.7	17.0	0.0	4.8
Synthetic reserves presented as proved under SEC rules	131.6	0.0	131.6	0.0	0.0	131.6	0.0	0.0	0.0	0.0
Revisions of previous estimates	5.8	3.2	2.6	5.0	7.2	2.6	(4.9)	(4.1)	0.0	0.0
Improved recovery	31.0	31.0	0.0	0.0	0.0	0.0	31.0	0.0	0.0	0.0
Extensions and discoveries	23.9	23.9	0.0	0.8	3.3	0.0	11.2	0.0	8.6	0.0
Production	(48.2)	(43.5)	(4.7)	(6.2)	(7.0)	(4.7)	(27.9)	(1.2)	(0.7)	(0.5)
Sales of properties	(4.3)	(4.3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(4.3)

December 31, 2009	313.4	183.9	129.5	26.4	27.8	129.5	110.1	11.7	7.9	0.0
Revisions of previous estimates	22.5	18.0	4.5	3.5	5.4	4.5	4.4	0.4	4.3	0.0
Improved recovery	5.8	5.8	0.0	0.0	1.0	0.0	4.8	0.0	0.0	0.0
Extensions and discoveries	12.6	12.6	0.0	4.1	5.0	0.0	3.5	0.0	0.0	0.0
Production	(46.3)	(41.5)	(4.8)	(7.4)	(6.4)	(4.8)	(24.4)	(1.2)	(2.1)	0.0

December 31, 2010	308.0	178.8	129.2	26.6	32.8	129.2	98.4	10.9	10.1	0.0
Revisions of previous estimates	20.8	16.0	5.2	2.4	3.1	5.2	8.0	8.1	(6.0)	0.0
Improved recovery	14.2	14.2	0.0	0.0	0.0	0.0	10.7	3.5	0.0	0.0
Extensions and discoveries	43.9	43.9	0.0	32.6	6.7	0.0	4.6	0.0	0.0	0.0
Production	(37.2)	(32.7)	(4.9)	(6.3)	(6.0)	(4.9)	(17.3)	(0.9)	(1.8)	0.0

December 31, 2011	349.7	220.2	129.5	55.3	36.6	129.5	104.4	21.6	2.3	0.0

Proved developed crude oil and condensate reserves:
December 31, 2009	270.0	150.3	119.7	18.3	26.2	119.7	90.0	11.7	4.1	0.0
December 31, 2010	248.3	129.2	119.1	15.8	28.6	119.1	66.5	10.9	7.4	0.0
December 31, 2011	238.5	118.0	120.5	20.8	32.6	120.5	57.2	5.1	2.3	0.0

Proved undeveloped crude oil and condensate reserves:
December 31, 2009	43.4	33.6	9.8	8.1	1.6	9.8	20.1	0.0	3.8	0.0
December 31, 2010	59.7	49.6	10.1	10.8	4.2	10.1	31.9	0.0	2.7	0.0
December 31, 2011	111.2	102.2	9.0	34.5	4.0	9.0	47.2	16.5	0.0	0.0

ATTACHMENT (CONTD.)

Summary of Proved Natural Gas Liquids (NGL) Reserves Based on Year-End Prices for 2008 and Average Prices for 2009 - 2011

Republic
		United			United	of the
	Total	States	Canada	Malaysia	Kingdom	Congo	Ecuador
(Millions of barrels)	NGL	NGL	NGL	NGL	NGL	NGL	NGL
Proved developed and undeveloped NGL reserves:
December 31, 2008	—	—	—	—	—	—	—
Revisions of previous estimates	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

December 31, 2009	—	—	—	—	—	—	—
Revisions of previous estimates	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—

December 31, 2010	—	—	—	—	—	—	—
Revisions of previous estimates	.4	—	—	.4	—	—	—
Improved recovery	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—
Production	(.4)	—	—	(.4)	—	—	—

December 31, 2011	—	—	—	—	—	—	—

Proved developed NGL reserves:
December 31, 2009	—	—	—	—	—	—	—
December 31, 2010	—	—	—	—	—	—	—
December 31, 2011	—	—	—	—	—	—	—

Proved undeveloped NGL reserves:
December 31, 2009	—	—	—	—	—	—	—
December 31, 2010	—	—	—	—	—	—	—
December 31, 2011	—	—	—	—	—	—	—

ATTACHMENT (CONTD.)

Murphy Oil Corporation

Oil Revenues

Three Years Ended December 31, 2011

	2011		2010		2009
	Crude oil and		Crude oil and		Crude oil and
(Millions of dollars)	Condensate	NGLs	Condensate	NGLs	Condensate	NGLs
United States	$648.6	0.2	557.6	0.0	374.8	0.0
Canada – Conventional	503.8	1.8	387.4	1.2	365.2	0.4
Canada – Syncrude	506.6	—	378.6	—	288.5	—
Malaysia	1,572.4	10.6	1,531.1	—	1,478.4	—
United Kingdom	91.1	1.3	118.8	—	54.7	—
Republic of the Congo	148.8	—	156.7	—	24.5	—

Total	$3,471.3	13.9	3,130.2	1.2	2,586.1	0.4

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